SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BICYCLE THERAPEUTICS PLC

(Name of Issuer)

Ordinary shares, nominal value £0.01 per share

(Title of Class of Securities)

088786 10 8

(CUSIP Number)

Brent Faduski

SV Health Investors, LLC

One Boston Place

201 Washington Street, Suite 3900

Boston, MA 02108

(617) 367-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 088786 10 8

1	NAME OF REPORTING PERSON SVLSF V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,915,274
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,915,274
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,915,274
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(1)
14	TYPE OF REPORTING PERSON OO

(1)

Percentage calculated using a denominator of 17,696,417 ordinary shares, nominal value £0.01 per share, of Issuer as set forth in the Issuer’s Prospectus filed with the Securities and Exchange Commission on May 23, 2019 pursuant to Rule 424(b)(4).

CUSIP NO. 088786 10 8

1	NAME OF REPORTING PERSON SV Life Sciences Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,915,274
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,915,274
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,915,274
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 088786 10 8

1	NAME OF REPORTING PERSON SV Life Sciences Fund V Strategic Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,915,274
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,915,274
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,915,274
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 088786 10 8

1	NAME OF REPORTING PERSON SV Life Sciences Fund V (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,915,274
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,915,274
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,915,274
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 088786 10 8

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the ordinary shares, nominal value £0.01 per share (the “Ordinary Shares”), of Bicycle Therapeutics plc (the “Issuer”). The address of the principal executive offices of the Issuer is B900, Babraham Research Campus, Cambridge CB22 3AT, United Kingdom.

Item 2.	Identity and Background.

(a) This statement is filed by: (i) SV Life Sciences Fund V, L.P. a Delaware limited partnership (“SVLS V LP”) and SV Life Sciences Fund V Strategic Partners, L.P. a Delaware limited partnership (“Strategic Partners” and together with SVLS V LP, the “Funds”), each direct owners of the Ordinary Shares of the Issuer (together, the “Shares”); (ii) SV Life Sciences Fund V (GP), L.P., a Delaware limited partnership (“SVLS V GP”) and general partner of SVLS V LP and Strategic Partners; and (iii) SVLSF V, LLC, a Delaware limited liability company and general partner of SVLS V GP. Each of SVLS V LP, Strategic Partners, SVLS V GP and SVLSF V, LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of the Reporting Persons is c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108. The principal business address of any person or entity listed on Schedule A annexed hereto is set forth on Schedule A annexed hereto.

(c) The principal business of the Reporting Persons is international healthcare and life sciences venture capital investments. SVLS V LP and Strategic Partners are private venture capital funds. SVLS V GP is the general partner of SVLS V LP and Strategic Partners. SVLSF V, LLC is the general partner of SVLS V GP. The principal business of the persons or entities listed on Schedule A annexed hereto is listed on Schedule A annexed hereto.

(d) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Schedule A annexed hereto are citizens of the country set forth on Schedule A annexed hereto. Each of the Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 28 2019, SVLS V LP acquired 1,875,637 Ordinary Shares and Strategic Partners acquired 39,637 Ordinary Shares, each in connection with the closing of the Issuer’s initial public offering (the “IPO”) pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Registration Statement”) and a related corporate reorganization, whereby (i) all Series A Preferred Shares held by SVLS V LP converted into 874,709 Ordinary Shares, (ii) all Series B1 Preferred Shares held by SVLS V LP converted into 623,196 Ordinary Shares, (iii) all Series A Preferred Shares held by Strategic Partners converted into 18,485 Ordinary Shares, (iv) all Series B1 Preferred Shares held by Strategic Partners converted into 13,169 Ordinary Shares, and (v) SVLS V LP purchased an additional 377,732 Shares in the IPO, and Strategic Partners purchased an additional 7,983 shares in the IPO, for an aggregate purchase price of approximately $5.40 million. SVLS V LP and Strategic acquired the preferred shares prior to the filing of the Registration Statement for an aggregate purchase price of approximately $15.93 million. All Shares were acquired using proceeds from capital calls by SVLS V LP and Strategic Partners from their limited partners (i.e., working capital).

CUSIP NO. 088786 10 8

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares prior to and in connection with the initial public offering of the Issuer’s Ordinary Shares. The Reporting Persons believe that the Issuer is an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, communicating with shareholders, management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation), or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Ordinary Shares reported owned by Reporting Persons is based upon 17,696,417 Ordinary Shares of the Issuer outstanding as set forth in the Issuer’s Prospectus (the “Prospectus”) filed with the Securities and Exchange Commission on May 23, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended. The Shares are owned by the Reporting Persons as follows:

SVLS V LP and Strategic Partners may each be deemed to beneficially own, in the aggregate, 1,915,274 Ordinary Shares, constituting approximately 10.8% of the Ordinary Shares outstanding. As of the close of business on May 28, 2019, (a) SVLS V LP owned directly 1,875,637 Ordinary Shares, constituting approximately 10.6% of the Ordinary Shares outstanding; and (b) Strategic Partners owned directly 39,637 Ordinary Shares, constituting approximately 0.2% of the Ordinary Shares outstanding.

SVLS V GP, the general partner of the Funds, may be deemed to beneficially own the Shares held by each of the Funds. SVLS V GP disclaims beneficial ownership of Shares held by the Funds except to the extent of any pecuniary interest therein.

SVLSF V, LLC, the general partner of SVLS V GP, may be deemed to beneficially own the Shares held by the Funds. SVLSF V, LLC disclaims beneficial ownership of Shares held by the Funds except to the extent of any pecuniary interest therein.

The investment committee of SVLS V, LLC, comprised of the members as set forth on Schedule A hereto, controls voting and investment decisions over the Issuer’s shares held by Funds by a majority vote. As such, no member of the investment committee of SVLS V, LLC may be deemed to have any beneficial ownership of the Funds’ Shares.

(b) Each of the Reporting Persons has shared voting and shared dispositive power with respect to all of the Shares that the Reporting Person beneficially owns. Voting and investment power over the Shares beneficially owned by Funds has been delegated to SVLS V GP. SVLS V GP has delegated voting and investment decisions to SVLSF V, LLC, which, in turn, has delegated such decisions to an investment committee comprised of the members as set forth on Schedule A hereto. Each Reporting Person disclaims beneficial ownership of the securities except to the extent of any respective pecuniary interest therein, as described in Item 5(a).

(c) Item 3 and Item 6 of this Schedule 13D describe all transactions in the Shares of the Issuer effected during the past sixty days by the Reporting Persons and are incorporated herein by reference. Except as set forth in such Items, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, without independent verification, any persons named in Item 2 hereof, has effected any transaction in the Ordinary Shares during the past 60 days.

CUSIP NO. 088786 10 8

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Items 2, 3 and 5 of this Schedule 13D describe relationships between the Reporting Persons and agreements regarding the IPO and the pre-conversion equity owned by the Reporting Persons, and are incorporated herein by reference.

Kate Bingham (“Bingham”), a Managing Partner at SV Health Investors, has been a member of the Board of Directors of the Issuer since 2014 and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Bingham may receive share options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Bingham is obligated to transfer any securities issued under any such share options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to the Reporting Persons.

In connection with the IPO, the Funds entered into a lock-up agreement, pursuant to which they agreed, subject to certain exceptions, not to sell any Shares for a period of not less than 180 days from the date of the Prospectus (the “Restricted Period”) without prior written consent. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a form of which is included in this Statement as Exhibit 99.2 and incorporated herein by reference.

The Funds and certain other persons are parties to a registration rights agreement with the Issuer (the “Registration Rights Agreement”), which provides for certain registration rights, including demand registration rights, short-form registration rights and piggyback registration rights. If the Issuer is eligible to file a registration statement on Form F-3 or Form S-3, upon the written request a holder of securities at an aggregate offer price of at least $10 million, the Issuer will be required to effect a registration of such shares, subject to specified conditions and limitations, including a limit of two registrations in any twelve month period. Additionally, the Funds and other signatory equity holders have “piggyback” registration rights to include Ordinary Shares in future registration statements that the Issuer may initiate, subject to certain conditions and limitations (including customary cut-back rights). The Registration Rights Agreement contains customary cross-indemnification provisions, and will terminate on the earliest of (i) in respect of any holder, at such time as the holder holds less than 1% of the Issuer’s outstanding ordinary shares; (ii) the three year anniversary of the completion of the IPO and (iii) the date all applicable Ordinary Shares may be sold pursuant to rule 144 during a 90 day period without registration.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among SV Life Sciences Fund V, L.P., SV Life Sciences Fund V Strategic Partners, L.P., SV Life Sciences Fund V (GP), L.P. and SVLSF V, LLC, dated June 7, 2019.*

99.2	Form of Lock-Up Agreement.*

*	Filed Herewith

CUSIP NO. 088786 10 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2019

SVLSF V, LLC

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND V (GP), L.P.
By: SVLSF V, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND V, L.P.
By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

SV LIFE SCIENCES FUND V STRATEGIC PARTNERS, L.P.
By: SV Life Sciences Fund V (GP), L.P., its General Partner
By: SVLSF V, LLC, its General Partner

By:	/s/ Brent M. Faduski
Name:	Brent M. Faduski
Title:	Officer

CUSIP NO. 088786 10 8

SCHEDULE A

Information regarding members of the investment committee of SVLSF V, LLC

Name	Residence or Business Address	Present principal Occupation or Employment; Principal business of Employer	Name of Employer and Address where Employment is Conducted	Citizenship
Kate Bingham	c/o SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	Managing Partner; International life sciences venture capital investments (also a member of the Board of Directors of Bicycle Therapeutics plc)	SV Health Investors, 71 Kingsway, London WC2B 6ST United Kingdom	United Kingdom

Eugene D. Hill, III	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA

Michael J. Ross	c/o SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	Managing Partner; International life sciences venture capital investments	SV Health Investors, One Boston Place, 201 Washington Street, Suite 3900, Boston, MA 02108	USA